July 26, 2007

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re;          CLST Holdings, Inc.

Ladies and Gentlemen:

I am responding to a telephone call with Ms. Christina Chalk in which she requested an analysis of why Mr. S. Nicholas Walker is not a participant in the solicitation by CLST Holdings, Inc. of proxies for its annual meeting of stockholders to be held on July 31, 2007.

Background

The Company is engaged in a proxy contest for the election of directors at the annual meeting. Timothy S. Durham, Manoj Rajegowda, and Robert A. Kaiser are soliciting proxies for their election to the Company’s Board of Directors in opposition to the Company’s nominees.

On July 11, 2007, Mr. Geoffrey Fouvry, Head of Research for York Asset Management Limited,  contacted management of the Company to indicate the support of York and its managing director Mr. S. Nicholas Walker for the Company’s nominees.  York, and funds managed or affiliated with it, own approximately 7% of the outstanding common shares of the Company.  Mr. Fouvry indicated that they had reviewed the proxy materials filed by both sides and done independent research on the nominees and, as a result, were strongly supportive of the Company’s nominees.  In a subsequent conversation, the Company and Mr. Walker discussed the appropriate communication of his support to the Company’s stockholders. Mr. Walker sent the Company a statement that the Company included in a letter to stockholders mailed on July 18, 2007. The Company filed the letter with the SEC as definitive additional materials.

Here is what the Company’s letter said about Mr. Walker:

“S. Nicholas Walker, managing director of the York group, a holder of 6.9% of the outstanding shares of CLST Holdings, Inc. stated to the Company:

‘I believe CLST’s shareholders will be best served by representation of management’s nominees for election as directors of the Company, each of whom has served on the

Board since 1999.  Accordingly, I presently intend to vote the shares of the Company owned by the York group of companies for management’s nominees at the annual meeting of shareholders scheduled for July 31, 2007.  I presently intend to do so because I believe that management and the current Board will implement the Plan of Dissolution approved by shareholders on March 28, 2007 and ensure that one or more liquidating distributions are made as soon as practicable.  I am also concerned about the financial burden being imposed upon the Company by this proxy contest and its possible adverse impact upon the liquidating distribution(s) to be made to the shareholders.’”

Management is aware that Mr. Walker filed a Schedule 13D on July 17, 2007, that indicated his support for the Company’s nominees and issued a press release on July 23, 2007, to the same effect.

Analysis

Instruction 3(a) to Item 4 of Schedule 14A provides as follows:

“(a) The terms ‘participant’ and ‘participant in a solicitation’ include the following:

(i)	The registrant;

(ii)	Any director of the registrant and any nominee for whose election as a director proxies are solicited;

(iii)

Any committee or group which solicits proxies, any member of such committee or group, and any person whether or not named as a member who, acting alone or with one or more other persons, directly or indirectly takes the initiative, or engages, in organizing, directing, or arranging for the financing of any such committee or group;

(iv)	Any person who finances or joins with another to finance the solicitation of proxies, except person who contribute not more than $500 and who are not otherwise participants;

(v)

Any person who lends money or furnishes credit or enters into any other arrangements, pursuant to any contract or understanding with a participant, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the registrant by any participant or other persons, in support of or in opposition to a participant; except that such terms do not include a bank, broker or dealer who, in the ordinary course of business, lends money or executes orders for the purchase or sale of securities and who is not otherwise a participant; and

(vi)	Any person who solicits proxies.”

Mr. Walker does not fit under any of the categories of persons described in Instruction 3(a).

He is not the registrant, a director, or a nominee as required by Instruction 3(a)(i) or (ii).

Instruction 3(a)(iii) would not appear to apply to the Company, but for the avoidance of doubt, Mr. Walker has not taken the initiative, or engaged, in organizing, directing, or arranging for the financing of the Company’s proxy solicitation.

Mr. Walker is neither financing the Company’s solicitation as described in Instruction 3(a)(iv), nor is he engaging in any of the activities described in Instruction 3(a)(v) with respect to the Company.

With respect to Instruction 3(a)(vi), Rule 14a-1(l)(1) defines “solicitation” as follows:

“(l) Solicitation.

 (1) The terms ‘solicit’ and ‘solicitation’ include:

          (i) Any request for a proxy whether or not accompanied by or included in a form of proxy:

          (ii) Any request to execute or not to execute, or to revoke, a proxy; or

          (iii) The furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.”

Mr. Walker’s statement did not request a proxy from stockholders and did not request stockholders to execute, not to execute, or revoke a proxy. He did not furnish a form of proxy to stockholders. His statement was not a communication to security holders but to the Company.  The Company quoted his statement in a letter used in connection with the Company’s solicitation of proxies and filed the letter as definitive additional materials.  The Company has not authorized Mr. Walker to solicit proxies on behalf of its nominees.

It is not uncommon in proxy contests for one or both sides to include supporting quotations from stockholders in communications sent to stockholders. In fact, Mr. Durham issued a press release on July 24, 2007, in which he described comments a stockholder had made to him. See http://www.sec.gov/Archives/edgar/data/913590/000114420407038076/v081797_dfan14a.htm.  Furthermore, Mr. Durham has been posting messages in a chat room in which he offers to help stockholders with their proxy cards and states his position with respect to certain matters.  See http://www.investorvillage.com/smbd.asp?mb=4401&pt=m.

Mr. Walker’s press release dated July 23, 2007 stating his support of the Company’s nominees is exempt from the definition of “solicitation” under Rule 14a-1(l)(2)(iv) (A):

“(2) The terms [‘solicit’ and ‘solicitation’] do not apply, however, to:

(iv)

A communication by a security holder who does not otherwise engage in a proxy solicitation (other than a solicitation exempt under Rule 14a-2) stating how the security holder intends to vote and the reasons therefor, provided that the communication:

(A)

Is made by means of speeches in public forums, press releases, published or broadcast opinions, statements, or advertisements appearing in a broadcast media, or newspaper, magazine or other bona fide publication disseminated on a regular basis,”

Based on the foregoing, it is my view that Mr. Walker is not a participant in the Company’s solicitation of proxies for its annual meeting.

Please call me at 214-651-5561 if you have any questions.

Very truly yours,

/s/ William R. Hays, III

William R. Hays, III
Haynes and Boone, LLP
901 Main Street
Dallas, TX  75202